Filed by NTL Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j)
of the Securities and Exchange Act of 1934

Subject Company: NTL Incorporated
Commission File No.: 000-22616

A summary of key messages to support calls to key Business customers and Partners

Business Partners – call overview

  I’m delighted to inform you that ntl and Telewest announced today a definitive merger agreement under which ntl will acquire Telewest, creating the UK’s second largest communications company.

  We will create a company that all customers, whether a large multi-national corporation or small business owner, will be proud of. This is an historic development for the UK communications industry.

  You’re an important Business Partner to ntl and so I wanted to make sure you were aware before it hits the press.

  We believe the proposed acquisition - the last step in the consolidation of the UK’s cable industry - will create a business with the scale and resources to fully exploit the unique capabilities of our networks and technologies.

  The benefits will be felt through intensified competition across the residential and business markets that we serve. We’d also hope to accelerate the delivery of next generation entertainment, business and public services.

  In a nutshell, we’ll be better positioned to meet the future needs of customers.

  For now, nothing changes. It’s business as usual for ntl and Telewest.

  The transaction is subject to agreement by shareholders. There are also some important regulatory and other steps that have to be satisfied before the deal can be closed. This could take up to several months, depending on how we progress through the process.

  The OFT and OFCOM are aware of the transaction. Formal notification containing detailed information about the transaction and the operations of both companies will be submitted to both organisations shortly. The OFT will review the possible implications of the agreement and either approve the transaction or refer it to the Competition Commission for further consideration.

  At this early stage there isn’t much more to add. We wanted to make sure you were informed personally.

  Updated information will be available on our website (www.ntl.com) throughout the process. Naturally you can call me at any time throughout the process.

Action: having completed your calls please email Louise Ford with a summary of responses and highlight any issues that require response.

As you know, both NTL Incorporated (“NTL”) and Telewest Global, Inc. (“Telewest”) are U.S. companies with securities listed on Nasdaq. As such, United States securities laws require us to include the following additional notices in these materials:

Additional Information and Where to Find it

This information may be deemed to be solicitation material in respect of the proposed merger of NTL Incorporated (“NTL”) and Telewest Global, Inc. (“Telewest”). In connection with the proposed merger, NTL and Telewest will file a joint proxy statement / prospectus with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS OF NTL AND TELEWEST ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT

DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement / prospectus will be mailed to stockholders of NTL and Telewest. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus, when it becomes available, and other documents filed by NTL and Telewest with the SEC, at the SEC’s web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, when it becomes available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of NTL’s filings may be obtained by directing a request to NTL Incorporated, 909 Third Avenue, Suite 2863, New York, New York 10022, Attention: Investor Relations. Free copies of Telewest’s filings may be obtained by directing a request to Telewest Global, Inc., 160 Great Portland Street, London W1W 5QA, United Kingdom, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

NTL, Telewest and their respective directors, executive officers and other members of their management and employees may be deemed to be soliciting proxies from their respective stockholders in favour of the merger. Information regarding NTL’s directors and executive officers is available in NTL’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 5, 2005. Information regarding Telewest’s directors and executive officers is available in Telewest’s proxy statement for its 2005 annual meeting of stockholders, while was filed with the SEC on April 11, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement / prospectus and the other relevant documents filed with the SEC when they become available.